William L. Lowe | President, SIG 8300 Mills Civic Parkway, West Des Moines, IA 50266 Phone: 515-221-4712 blowe@sfgmembers.com

December 9, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Matthew Williams, Esq.

Division of Investment Management –

Disclosure Review and Accounting Office

Re:	Midland National Life Separate Account C

Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4

File Nos. 333-255058; 811-0772

Midland National Life Insurance Company

Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1

File No. 333-255059

Dear Mr. Williams:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Midland National Life Insurance Company, on its own behalf and on behalf of Midland National Life Separate Account C, hereby requests that the effective date of the above-referenced Pre-Effective Amendments to the Registration Statements on Form N-4 and Form S-1 be accelerated so as to permit them to become effective on December 10, 2021, or as soon thereafter as practicable.

Thank you for your consideration and assistance. If you have any questions regarding this acceleration request or the Registration Statement, please contact Dodie Kent of Eversheds Sutherland (US) LLP at (212) 389-5080.

Sincerely,

On behalf of
Midland National Life Insurance Company
Midland National Life Separate Account C

/s/ William L. Lowe
Name:	William L. Lowe
Title:	President, Sammons Institutional Group

Midland National® Life Insurance Company | MidlandNational.com